Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 7, 2011

DEUTSCHE BOERSE AG AND NYSE EURONEXT ANNOUNCE SPECIAL DIVIDEND OF €2.00 PER SHARE FOR SHAREHOLDERS OF THE COMBINED GROUP

Cash Distribution Expected To Be Paid Shortly After Closing

FRANKFURT and NEW YORK, June 7, 2011 – Deutsche Boerse AG (XETRA:DB1) and NYSE Euronext (NYSE:NYX) today announced that they have recommended to the Board of Directors of the holding company of the merged group, Alpha Beta Netherlands Holding N.V. (“Holdco”), to pay a one-time special dividend of €2.00 per Holdco share from Holdco’s capital reserves shortly after closing of the combination of Deutsche Boerse and NYSE Euronext. The cash distribution is subject to certain approvals and conditions being met, including the approval of the Supervisory Board of Deutsche Boerse AG and the Board of Directors of NYSE Euronext, which are both scheduled for June 16, 2011, as well as the Board of Directors of Holdco post-closing of the combination of Deutsche Boerse and NYSE Euronext. The Chairman of the Supervisory Board of Deutsche Boerse AG and the Chairman of the Board of Directors of NYSE Euronext expressed their support of the measure based on the management’s financial projections and following discussions within their Boards.

Reto Francioni, Chief Executive Officer of Deutsche Boerse and future Chairman of Holdco, said: “Deutsche Boerse has consistently followed a shareholder friendly distribution policy while maintaining an excellent credit rating profile in particular for the benefit of our Eurex Clearing and Clearstream businesses. The special dividend of €2.00 per Holdco share is a sign of the new holding company’s intention to pursue both shareholder value creation and prudent capital management policies, reflecting client needs in an evolving capital markets environment.”

Duncan Niederauer, Chief Executive Officer of NYSE Euronext and future CEO of Holdco, said: “The ability to provide a special dividend underscores the strength of the combined group, which will be a global leader across the spectrum of capital markets services, including derivatives trading and risk management, capital raising and equities trading. The superior cash flow generation of the combined group allows us to maintain a strong balance sheet, with the ability to pay robust dividends, repurchase shares and invest in new growth opportunities in the future.”

Based on the share exchange ratios agreed under the business combination agreement, the intended distribution translates into a special dividend of €2.00 for every Deutsche Boerse share which is tendered in the current exchange offer (exchange ratio 1:1) and into a special dividend of €0.94 / US $1.37 per NYSE Euronext share (exchange ratio 0.47:1 and assuming an exchange rate of $1.46 per euro). The total dividend amount paid out by Holdco is expected to amount to approximately €620 million / US $905 million, assuming 100 percent acceptance by Deutsche Boerse shareholders in the current exchange offer.

Media Contacts:
For Deutsche Boerse: Rüdiger Assion	+49.69.211.15004	For NYSE Euronext: Robert Rendine	+1.212.656.2180
Frank Herkenhoff	+49.69.211.13480	Rich Adamonis	+1.212.656.2140

Hering Schuppener Consulting:	Sard Verbinnen & Co.:
Alexander Geiser	George Sard
Simon Steiner +49.69.92.18.740	Paul Verbinnen	+1.212.687.8080

Joele Frank, Wilkinson Brimmer Katcher:
Steve Frankel +1.212.355.4449 x 119

Investor Contacts:

For Deutsche Boerse	For NYSE Euronext
Eric Mueller +49.69.21114930	Stephen Davidson	+1.212.656.2183
Jan Strecker +49.69.21115474

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.